Exhibit 99.2

First Majestic Silver Corp. Announces At-The-Market Offering Equity Program

VANCOUVER, British Columbia, December 27, 2018 – First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (the “Company” or “First Majestic”) is pleased to announce it has entered into an equity distribution agreement dated December 27, 2018 (the “Sales Agreement”) with BMO Capital Markets Corp. (the “Agent”) pursuant to which the Company may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Agent, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$50.0 million (the “Offering”). Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agent. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated December 27, 2018 to the base prospectus included in the Company’s existing US registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 5, 2018. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The US prospectus supplement (together with the related base prospectus) is available on the SEC’s website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Agent will provide copies of the US prospectus and US prospectus supplement upon request by contacting the Agent (c/o BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627, or by email: bmoprospectus@bmo.com).

The Company expects to use the net proceeds of the Offering, if any, together with the Company’s current cash resources, to develop and/or improve the Company’s existing mines and to add to the Company’s working capital.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About the Company

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 12.0 to 13.2 million silver ounces or 20.5 to 22.6 million silver equivalent ounces in 2018.

For further information contact info@firstmajestic.com or call Investor Relations at 1-866-529-2807.

FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer, President & CEO

Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic. Forward-looking statements include, but are not limited to, statements regarding the anticipated offering of Common Shares under the Offering and the anticipated use of proceeds from the Offering, if any; and estimated production rates for silver and other payable metals. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the timing and ability to obtain applicable regulatory approval; variations in market conditions; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; as well as those factors discussed in the section entitled “Description of Business—Risk Factors” in First Majestic’s Annual Information Form for the year ended December 31, 2017, available on www.sedar.com, and Form 40-F on file with the SEC. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.